EXHIBIT 12(a)

                   FPL GROUP, INC. AND SUBSIDIARIES
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                                          Years Ended December 31,
                                                                   1999    1998     1997     1996     1995
                                                                            (Millions of Dollars)
Earnings, as defined:
  Net income ............................................        $  697   $  664   $  618   $  579   $  553
  Income taxes ..........................................           323      279      304      294      329
  Fixed charges, included in the determination of
    net income, as below ................................           234      335      304      283      308
  Distributed income of independent power investments....            75       68       47       38       39
  Less: Equity in earnings of independent power
    investments .........................................            50       39       14        5        6
      Total earnings, as defined ........................        $1,279   $1,307   $1,259   $1,189   $1,223

Fixed charges, as defined:
  Interest charges ......................................        $  222   $  322   $  291   $  267   $  291
  Rental interest factor ................................             4        4        4        5        6
  Fixed charges included in nuclear fuel cost ...........             8        9        9       11       11
  Fixed charges, included in the determination of net
    income ..............................................           234      335      304      283      308
  Capitalized interest ..................................             9        2        4        -        -

      Total fixed charges, as defined ...................        $  243   $  337   $  308   $  283   $  308

Ratio of earnings to fixed charges ......................          5.26     3.88     4.09     4.20     3.97